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                                                                    Exhibit 4.57

                               CanWest Media Inc.

January 8, 2003

PRIVATE & CONFIDENTIAL
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Mr. D. Babick
3 Fidelia Avenue
Toronto, Ontario
M4N 3E7

Dear Don:

Subject:  Cessation and Transitional Matters

The following describes the agreement CanWest Publications Inc. (formerly Southam Publications Inc.) (the "Company") and you have reached regarding the cessation of your employment and the related transitional matters.

1. On or about the week of January 27, 2003 or such later date as determined by the Company, as part of a larger announcement in respect of the restructuring of the management of CanWest's Canadian media operations, we will jointly announce your departure from the Company effective April 30, 2003. Notwithstanding that you will receive the termination benefits described in this letter, both you and the Company will describe your departure from the Company as a decision on your part to "retire".

2. As of the date of the announcement in paragraph 1 above, you will relinquish your position as President & Chief Operating Officer of the Company and be appointed as Special Advisor to the Chief Operating Officer (Rick Camilleri).

3. Your base salary, benefits, vacation entitlement and perquisites will continue for the balance of the notice period to April 30, 2003, at their current levels; i.e., a base salary of $600,000 per annum and the benefits and perquisites described in your employment letter of February 12, 2002 in paragraphs 3, 4, 5 and 6, and paragraph 8 as it pertains to adjustment of your base salary.

4. In addition, notwithstanding the date of your retirement being April 30, 2003, the Company will only continue to:

     (a) pay monthly your base salary of $50,000 per month for the period from May 1, 2003 to November 30, 2004;

     (b) provide you with group benefits under the Company's plan, other than long-term disability, to November 30, 2004; and

     (c) lease for your use, your current Company vehicle at $1,186 per month and reimburse you for operating expenses (maintenance and fuel); provided however,





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          that in the event that the lease for your vehicle expires prior to
          November 30, 2004, in lieu of leasing a vehicle for you, the Company will provide you with a monthly car allowance of $1,186 and reimburse you for operating expenses (maintenance and fuel) applicable to any replacement vehicle you may lease or purchase until November 30, 2004.

5. Your financial incentive for the fiscal year ending August 31, 2003 will be a fixed amount of $150,000 and will be paid to you on November 30, 2003.

6. As of May 1, 2003, you will be entitled to receive your SERA annual retiring allowance, calculated on the basis described in paragraph 12 of your employment letter dated February 12, 2002.

7. As of May 1, 2003, you will be responsible for any tax liability associated with imputed interest in respect of your $560,000 housing loan, or any remaining balance thereof (see paragraphs 8 and 9 below), without make-whole compensation from CanWest.

8. You will repay your interest-free housing loan of $560,000 amortized annually over a period of not more than ten (10) years from May 1, 2003, provided that you continue to own and reside in your current house at 3 Fidelia Avenue in Toronto. In the event of your death prior to the loan being repaid in full, the principal amount of the loan outstanding at the time of your death will become repayable in full ninety (90) days thereafter. CanWest will continue to hold a second mortgage on the property in question until the housing loan is repaid in full. Alternatively, should you repay in full the housing loan on or prior to May 1, 2003, then the Company will pay to you on November 30, 2004, a financial incentive for the fiscal year ending August 31, 2004 in the fixed amount of $150,000.

9. Should you sell your current residence at any point on or after May 1, 2003 and have not, prior to that date, repaid in full the housing loan, you may elect to repay the then remaining principal amount of your housing loan over a period of no more than three (3) years from the date of sale of your residence at 3 Fidelia Avenue. In the event that you elect not to repay in full on closing of the sale of your residence the then remaining principal amount of your housing loan, you and CanWest will agree to an annual amortization schedule for the then remaining principal amount of the loan over a period of not more than three (3) years, with the principal repayments to be set off against the SERA pension payments otherwise due to you over that period. In the event of your death prior to the loan being repaid in full, the principal amount of the loan outstanding at the time of your death will become payable in full ninety (90) days thereafter.

10. For the period from December 1, 2002 to November 30, 2004, you will agree not to seek or accept employment or a business consultancy assignment with any other newspaper organization within Canada without prior written consent of the Company.

11. You will continue to be bound by your covenant of confidentiality with the Company, both during the period from the date of the announcement referred to in paragraph 1 above to April 30, 2003 and during your subsequent retirement. You will use your




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     reasonable best efforts prior to April 30, 2003 to assist and support the
     Company and its COO in the Company's restructuring efforts in respect of its Canadian operations. Further, either during the period prior to April 30, 2003 or during your subsequent retirement, you will not make any disparaging remarks in respect of the Company, its proprietors, directors or management or with respect to the Company's restructuring efforts in respect of its Canadian operations during either period.

12. The foregoing shall supersede, and be paid to you in lieu of, all other claims and amounts (other than arising pursuant to entitlements in respect of your SERA annual retiring allowance) associated with your ceasing to be an employee of CanWest Publications Inc. (formerly Southam Publications Inc.).

13. The parties agree to keep confidential all of the terms and conditions of this letter agreement, provided that you may disclose same to your legal and financial advisors and members of your immediate family. You agree to ensure that any such advisors and family members understand their obligation to maintain the confidentiality of these terms and conditions.

14. Except as noted above, no other benefits, bonuses, payments or allowances will be paid to you by the Company.

15. In consideration of the performance by the parties set out in this letter agreement, the sufficiency of which is hereby acknowledged by the parties, the parties hereby release and forever discharge each other and, where applicable, their respective corporate parents, subsidiaries, affiliates and their respective officers, directors and employees, assigns, heirs and executors of and from all claims and demands whatsoever, including damages, loss or injury not now known or anticipated, which may arise in the future, and all effects and consequences thereof and including any statutory claims whatsoever, howsoever and wherever arising, which they now have, ever had or hereafter can have in relation to your employment (excluding all rights and claims under the SERA or your rights of claims under the Basic Pension
     Plan).

If the foregoing is acceptable to you, kindly indicate your acceptance by signing and returning to me the duplicate copy of this letter agreement. In accepting this letter agreement, you acknowledge having received independent legal advice or having been given the opportunity to obtain same and having waived such opportunity.



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We wish you sincere good luck in your future endeavours.

Sincerely.



CANWEST MEDIA INC. ON BEHALF
OF CANWEST PUBLICATIONS INC.



Thomas Strike
Chief Operating Officer (Corporate)

The above terms and conditions are hereby acknowledged and accepted this ____ day of January, 2003.


 /s/ DONALD BABICK
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Donald Babick



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